Vincent J. McGill Partner	Direct Dial: (212) 561-3604 Email: VMcGill@EVW.com

January 14, 2013

Susan Block, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Air Industries Group, Inc.
       Amendment No. 4 to Registration Statement on
       Form 10
       Filed December 21, 2012
       File No. 000-29245

Dear Ms. Block:

On behalf of our client, Air Industries Group, Inc. (the “Registrant”), I am submitting this letter in response to the Staff’s letter of comment dated January 8, 2013, to Amendment No. 4 to the Registrant’s Form 10 filed on December 21, 2012.

Our responses below have been numbered to correspond to the Staff’s comments.  Amendment No. 5 to the Registrant’s Form 10 (the “Amendment”) which responds to the Staff’s comments has been filed contemporaneously with this letter.

 General
1. We note your response to our prior comment 1. Please state that you are an emerging growth company at the beginning of your registration statement. We suggest a separate paragraph either after your Table of Contents or at the beginning of your Introduction indicating that you are an emerging growth company.

Response: We have repositioned the discussion of the Company’s status as an emerging growth company following the Table of Contents in accordance with the Staff’s comment.

2. Please note that previous comment 9 from our letter dated December 14, 2012 remains outstanding. Please advise.

Comment 9 from the Staff’s letter of comment dated December 14, 2012
Nassau Tool Works, Inc.
Financial Statements for the Year Ended December 31, 2011

Independent Auditor’s Report, page F-52

9. We note the opinion provided for the audit for the fiscal year ended December 31, 2011 and the review report provided for the fiscal year ended December 31, 2010 contain a scope exception for the Edison VIE. Please either provide audited financial statements that contain the results of the VIE or request a waiver from the Office of the Chief Accountant for such a scope exception.

 Response: The scope exception has been removed from the report of the independent public accountants for Nassau Tool Works, Inc. on the audited financial statements of Nassau Tool Works, Inc. included in the Amendment and those financial statements as they appear in the Amendment have been revised to include the results of Edison Realty, LLC.

Item 10. Recent Sales of Unregistered Securities, page 37
3. We note your response to our prior comment 7 and reissue the comment. For any shares that were issued for services rendered, please provide disclosure regarding what the shares were valued at or advise. Refer to Item 701(c) of Regulation S-K.

Comment 7 from the Staff’s letter of comment dated December 14, 2012

Recent Sales of Unregistered Securities, page 37

7. We note your response to our prior comment 22. Please provide the consideration received for each transaction. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K. Examples include the January 5, 2010 issuance and the last two transactions listed in this section.

Response: The disclosure in Item 10 has been revised to indicate the value of securities issued for services rendered in response to the Staff’s comment.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Sincerely, /s/ Vincent J. McGill Vincent J. McGill

cc:   Amy Geddes
John Dana Brown
Margery Reich